

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Via E-mail
Michael E. Reed
Chief Executive Officer
New Media Investment Group Inc.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **New Media Investment Group Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed January 15, 2014**
> **File No. 333-192736**

Dear Mr. Reed:

We have reviewed your response to our prior comment letter to you dated January 6, 2014 and have the following additional comment.

Directors of New Media, page 162

1. For Messrs. Janulis and Tarica, we note the general disclosure that they have the "knowledge, skill, expertise and experience" to serve as directors. Please briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Duane McLaughlin, Esq.